

<u>Mail Stop 3010</u>

June 1, 2009

Mr. Richard B. Frost
President and Chief Executive Officer
The Parkview Group, Inc.
21301 Powerline Road, Suite 103
Boca Raton, FL 33433

      Re: The Parkview Group, Inc.
             Form 10
             Filed November 12, 2008
             Form 10-K for the fiscal year ended December 31, 2008
             Filed April 14, 2009
             File No. 000-53491

Dear Mr. Frost:

      We have completed our reviews of your Forms 10 and 10-K, and related filings, and do not, at this time, have any further comments.

                      Sincerely,

                      Tom Kluck
                      Legal Branch Chief